Filed Pursuant to Rule 433

Registration No. 333-179542

November 4, 2014

Pricing Term Sheet

Owens Corning

$400,000,000

4.20% Senior Notes due 2024

This term sheet to the preliminary prospectus supplement dated November 4, 2014 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Owens Corning

Expected Ratings (Moody’s / S&P / Fitch):*	Ba1 / BBB- / BBB-

Security:	4.20% Senior Notes due 2024

Principal Amount:	$400,000,000

Trade Date:	November 4, 2014

Settlement Date:	November 12, 2014 (T+5)

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2015

Maturity Date:	December 1, 2024

Coupon:	4.20%

Public Offering Price:	98.076%

Benchmark Treasury:	2.375% due August 15, 2024

Benchmark Treasury Price / Yield:	100-10 / 2.339%

Spread to Benchmark Treasury:	+210 basis points

Yield to Maturity:	4.439%

Optional Redemption:	Prior to September 1, 2024 (three months prior to their maturity), greater of par and a make whole at Treasury plus 35 basis points, plus accrued and unpaid interest to the date of redemption. On or after September 1, 2024 (three months prior to their maturity), par plus accrued and unpaid interest to the date of redemption.

CUSIP / ISIN:	690742 AE1 / US690742AE13

Joint Book-Running Managers:	Goldman, Sachs and Co.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Senior Co-Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Citigroup Global Markets Inc.
Scotia Capital (USA) Inc.
BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
SunTrust Robinson Humphrey, Inc.

Conflicts of Interest:

The net proceeds of this offering, plus cash on hand, if required, will be used to fund Owens Corning’s purchase of its 9.00% senior notes due June 15, 2019 (the “2019 Notes”) and its 6.50% senior notes due December 1, 2016 (the “2016 Notes”) that are tendered and accepted for payment in the previously announced tender offers. Certain affiliates of the underwriters hold some of the 2019 Notes and/or 2016 Notes. In the event that any of the underwriters, together with their respective affiliates, receive at least 5% of the net proceeds of this offering, such underwriters will be deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. However, in accordance with FINRA Rule 5121, no “qualified independent underwriter” is required because the notes are investment grade-rated by one or more nationally recognized statistical rating agencies.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866- 471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Wells Fargo Securities, LLC toll-free 1-800-645-3751.